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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Decker & Co, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

833 Market Street, suite 418
(No. and Street)

San Francisco (City) CA (State) 94103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Dailey 415-992-7110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Rd # 270 (Address) Walnut Creek (City) CA (State) 94598 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG - 7 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Dailey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Decker & Co, LLC, as of April 24, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

See Attached California Jurat

Andrew Dailey 4/24/18

Signature

COO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of San Francasco } s.s.

Subscribed and sworn to (or affirmed) before me on this 24 day of April (Month),

2018, by Andrew Lytte Dailey (Name of Signer (1)) and

N/A (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Sylisia Buckley Cheng
Signature of Notary Public

Sylisia Buckley Chung, Comm. #2233301
For other required information (Notary Name, Commission No. etc.)

SYLISIA BUCKLEY-CHUNG
COMM. # 2233301
NOTARY PUBLIC - CALIFORNIA
COUNTY OF ALAMEDA
MY COMM. EXP. MAR. 5, 2022

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

Oath or Affirmation

containing ______ pages, and dated ______________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598

(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Decker & Co, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Decker & Co, LLC (the Company) as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter Plus Going Concern

As a broker-dealer in foreign markets, revenue estimates are often subject to timeless constraints. See Note 10 for additional information.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company experienced a significant loss in the year ended December 31, 2017. The operating results raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include adjustments that might result from the outcome of this uncertainty. See Note 2 for additional information.

Supplemental Information

The Computation of Net Capital under rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Decker & Co, LLC's auditor since 2014.
Walnut Creek, California
April 24, 2018

Decker & Co, LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$ 72,158
Clearing deposit	250,000
Accounts receivable, net of allowance	107,608
Fixed assets, net of accumulated depreciation of $44,951	-
Total Assets	$ 429,766

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable	$ 250,862
Total Liabilities	250,862
Contributed Capital, net of accumulated withdrawals	1,061,854
Cumulative earnings	(882,950)
Members' Equity	178,904
Total Liabilities and Members' Equity	$ 429,766

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Operations
For the Year Ended December 31, 2017

Revenue	
Commission Income	$ 3,581,533
Interest Income	135
Total Revenue	3,581,668
Expenses	
Commissions to Foreign Brokers	1,659,545
Clearing and Non-Brokerage Charges	258,749
Personnel Expenses	747,132
Communications Expenses	340,563
General & Administrative	1,504,473
Total Expenses	4,510,462
Net Income	$ (928,794)

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Changes in Members' Equity
December 31, 2017

	Contributed Capital, net	Accumulated Earnings	Total
Balances, 12/31/16	$ 1,395,854	$ 45,844	$ 1,441,698
Net Income/(Loss)	-	(928,794)	(928,794)
Member Distribution	(334,000)	-	(334,000)
Balance, 12/31/17	$ 1,061,854	$ (882,950)	$ 178,904

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Statement of Cash Flows
December 31, 2017

Cash flows from operating activities:	
Net Income/(Loss)	$ (928,794)
(Increase) decrease in	
Accounts receivable	508,487
Deposits and prepaid expenses	-
Increase (decrease) in	
Accounts payable and accrued liabilities	23,066
Net cash provided by (used in) operating activities	(397,241)
Cash flows from investing activities:	
Net cash provided by (used in) investing activities	-
Cash flows from financing activities:	
Members' distribution	(334,000)
Net cash provided by (used in) financing activities	(334,000)
Net decrease in cash	(731,241)
Cash balance, beginning of year	803,399
Cash balance, end of year	$72,158

The accompanying notes are an integral part of these financial statements.

Decker & Co, LLC
Notes to Financials
December 31, 2017

1. Organization and Summary of Significant Accounting Policies

Description of Business

Decker & Co, LLC (the "Company") was organized in the State of Delaware on October 31, 2012. The Company is currently registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Security Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the offer and execution by foreign broker dealers under a chaperone agreement under SEC Rule 15a-6 to eligible investors, introduction to foreign issuers for exchange traded foreign securities, for the indirect distribution of research on foreign securities and for acting as an agent for domestic securities transactions for its clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

The Company maintains cash balances at two institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2017, the Company's cash balance at each of the institutions is below the FDIC insured limit.

Accounts Receivable

Accounts receivable consist of commission earned, but not received as of December 31, 2017. Accounts receivable are stated at estimated net realizable value. Decker receives commission income from the clearing brokers directly and Decker will perform reconciliation against these amounts and provision for any potential credit losses. As of December 31, 2017, there is $18,832 provisioned for doubtful accounts.

Revenue Recognition

Revenue is recorded when securities transactions are confirmed by contra parties as to having been executed (trade date). Other non-securities income is recorded as earned when services are rendered.

2. Going Concern

The Company had losses of $928,794 in the year ending December 31, 2017. As of December 31, 2017, its accumulated deficit is $882,950.

Management believes the Company's present cash flows will enable it to meet its obligations for twelve months from the date these financial statements are available to be issued. Beginning in January 2018, the Company took steps to restructure operations in order to increase revenues and decrease expenditures. This included personnel changes, to capture additional revenues, and scaling back spending on non-critical items. Within two months, this restructuring began to have effect, with March/April average revenue 40% higher than January/February average revenue. In addition, management has secured a partner loan of $250,000 and is working to obtain new long-term financing.

3. Members' Equity

Pursuant to the operating agreement dated October 31, 2012 and subsequent amendments, Decker & Co, LLC had cumulative capital contributions of $2,020,000, with net equity of $178,904 as of December 31, 2017.

4. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately 3.52 to 1 at December 31, 2017. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2017, the Company had net capital as defined of $71,296, which exceeded the minimum requirement of $16,724. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

5. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

6. Income Taxes

There is no federal income tax liability for the Company at December 31, 2017. As a Limited Liability Company ("LLC") the Company is a flow-through-entity similar to a partnership.

In 2017, $12,590 was recognized for California Franchise Tax expense. The California tax is based on gross receipts.

7. Leases or Lease Commitment

Total rent expense for 2017 was $19,913. On December 9, 2017, the Company entered into a lease agreement, with the following commitment:

2018 (through December 31, 2018)	$25,200

8. Fixed Assets

At December 31, 2017, the Company's fixed assets of $44,951 were fully depreciated.

9. Fees and Commissions to Foreign Brokers

It is the policy of the Company to include the brokerage fees charged by the Company's foreign broker partners as an expense, or the equivalent amount of brokerage commissions charged to clients to cover these fees as revenue. In 2017, these charges totaled $1,659,545 paid to foreign brokers. During 2017, Decker's clients generated total commissions of $3,581,533, which includes both commissions of $1,921,988 paid to Decker, as well as commissions of $1,659,545 that were paid to other brokers.

10. Commission Payments

As noted in the opinion, commission receipts for various smaller, illiquid foreign countries exceeded reasonable collection expectations due to transaction volume and/or sporadic payments. Timeliness of revenue collections can often be six months or longer depending on foreign markets. Management is comfortable with amounts that cannot necessarily be verified at the date of the Report of Independent Registered Public Accounting Firm on which the financial statements were available to be issued.

11. Subsequent Events

Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date on which the financial statements were available to be issued.

Decker & Co, LLC
Schedule I
Under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2017

Company equity	$ 178,904
Less non-allowable assets	
Accounts receivable	(107,608)
Net Capital	71,296
Greater of 6-2/3% of aggregate indebtedness ($250,862) Or $5,000	16,724
Net capital in excess of requirement	$ 54,572
Ratio of aggregate indebtedness ($250,862) to Net capital ($71,296) (Required to be less than 15 to 1)	3.52 to 1

Reconciliation of FOCUS to Financial Statements

Net Capital reported on FOCUS IIA	71,296
Net Capital in Financial Statement	71,296
Aggregate indebtedness reported on FOCUS IIA	250,862
Aggregate indebtedness in Financial Statement	250,862

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Decker & Co, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Decker & Co, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 24, 2018

Decker & Co, LLC Exemption Report

Decker & Co, LLC (the "Company") is a registered broker/dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.15c3-3(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2017, without exception.

The Company's most recent FINRA examination, conducted in 2016, is still pending the final disposition. The final disposition of this examination will determine, among other things, whether the Company will continue to operate as a $5,000 minimum Net Capital broker/dealer, or be re-classified as a $250,000 minimum Net Capital broker/dealer.

I, Andrew Dailey, swear or affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: COO

Date: April 24, 2018

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel

2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Decker & Co, LLC
San Francisco, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Decker & Co., LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting a decrease in revenues and consequently a $30 decrease in the assessment;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2017. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
April 24, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*****1033*****************ALL FOR AADC 940
69211 FINRA DEC
DECKER & CO LLC
833 MARKET ST STE 418
SAN FRANCISCO, CA 94103-1822

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5,247

B. Less payment made with SIPC-6 filed (**exclude interest**) (3,382)

7/31/17
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 1,865

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,865

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,865

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Decker & Co, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 25 day of April, 20 18.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2017
and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,581,668
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	—
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	83,983
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	—
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	83,983
2d. SIPC Net Operating Revenues	$ 3,497,685
2e. General Assessment @ .0015	$ 5,247
	(to page 1, line 2.A.)